Exhibit 12.1

AXIS CAPITAL HOLDINGS LIMITED

RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31,	2009	2008	2007	2006	2005
Earnings: Income before income taxes	$539,861	$407,485	$1,133,509	$996,902	$100,507
Add: fixed charges	34,061	33,784	52,188	32,414	31,864

Earnings for computation	$573,922	$441,269	$1,185,697	$1,029,316	$132,371

Assumed interest component of rent expense(1)	4,860	4,583	3,759	3,212	2,637
Interest expense	29,201	29,201	48,429	29,200	29,227

Total fixed charges	34,061	33,784	52,188	32,412	31,864

Ratio of earnings to fixed charges	16.8	13.1	22.7	31.8	4.2

Preferred share dividends(2)	36,875	36,875	36,775	37,295	4,379

Total fixed charges and preferred share dividends	$70,936	$70,659	$88,963	$69,707	$36,243

Ratio of earnings to fixed charges and preferred share dividends	8.1	6.2	13.3	14.8	3.7

(1)	33.3% represents a reasonable approximation of the interest factor.
(2)	Dividends have been tax effected at a 0% rate because it is presumed they will be funded from a Bermuda entity.